NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

December 19, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric Atallah
Lynn Dicker
Daniel Crawford
Laura Crotty

RE:	Apimeds Pharmaceuticals US, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 9, 2024
File No. 333-282324

Ladies and Gentlemen:

On behalf of Apimeds Pharmaceuticals US, Inc. (the “Company”), we are hereby responding to the letter dated December 16, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on December 9, 2024 ( “Amendment No. 2”). In response to the Comment Letter and to update certain information in Amendment No. 2, the Company is filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to Amendment No. 2 in response to the Staff’s comments as well as additional changes required to update the disclosure contained in Amendment No. 2. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Draft Registration Statement on Form S-1

Principal Stockholders, page 108

1.	We note your revisions to the Principal Stockholders table on page 108. Please further revise the footnotes to the table to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Inscobee Inc., Dominus IB, Inc., and Busan Equity Partners Co., LTD. For reference, refer to Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the footnotes to the table on page 108 of the Amended Registration Statement.

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If you have any additional questions regarding our response or the Amended Registration Statement, please do not hesitate to contact me at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim